October 11, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Legal Branch Chief
Division of Corporation Finance

	Re:	Energy Transfer Equity, L.P. Amendment No. 2 to Registration Statement on Form S-4 Filed August 15, 2011 File No. 333-175461

This letter sets forth the responses of Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”), to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter dated August 31, 2011 (the “Comment Letter”) with respect to the above-referenced Registration Statement (the “Registration Statement”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. All references to page numbers and captions correspond to the marked copy of Amendment No. 3, unless otherwise indicated.

October 11, 2011

Staff Comments

Amendment No. 2 to Registration Statement on Form S-4

General

1.	We note your response to comment three in our letter dated August 8, 2011, and we have the following comments:

•

We note that you revised the minimum number of days Southern Union stockholders will have from the mailing of the election form to make their election from 20 business days to 20 days. Please confirm to us that Southern Union stockholders will have a minimum of 20 business days from the mailing of the election form to make their election and revise your disclosure accordingly; and

•

We note that you will announce the election deadline at least five business days prior to the anticipated closing of the merger. Please revise to disclose that election deadline will be at least five business days following the public announcement of the election deadline.

Response: We confirm that Southern Union stockholders will have a minimum of 20 business days from the mailing of the election form to make their election. We have revised the Registration Statement in response to the Staff’s comment. See pages vi, 91, 101 and 169, the proxy card and the Election Form and Letter of Transmittal.

2.	Please revise the disclosure under the headings “Important Note About This Document” and “Where You Can Find More Information” to add a new penultimate paragraph informing Southern Union’s stockholders when they need to request documents forward incorporated by reference to timely receive such documents in advance of the election deadline.

Response: We have revised the disclosure to inform Southern Union stockholders when they need to request documents forward incorporated by reference to timely receive such documents in advance of the election deadline. See the fifth paragraph under the heading “Important Note About This Document” and page 169.

Proposal 1 – The Merger, page 42

Background of the Merger, page 42

3.	Please update to include discussions regarding the merger by the Southern Union Board or Special Committee since the filing of amendment no. 2 to the registration statement, including without limitation the affirmation from The Williams Companies on August 16, 2011 regarding its $44 per share proposal.

Response: We have revised the Registration Statement in response to the Staff’s comment. See pages 55 and 56.

October 11, 2011

The Merger Agreement, page 98

Election Procedures, page 100

4.	Please revise the disclosure under this heading and elsewhere, as applicable, to state that you will distribute a copy of the joint proxy statement/prospectus to all Southern Union stockholders when the election forms are mailed to them and to disclose that you and Southern Union will publicly announce the election deadline at least five business days prior to such deadline.

Response: We have revised the Registration Statement in response to the Staff’s comment. See pages vi, 28, 91 and 101 and the Election Form and Letter of Transmittal.

Material U.S. Federal Income Tax Consequences, page 123

5.	We note that counsels’ delivery of their tax opinions are conditions to Southern Union’s obligation to effect the merger and that Southern Union may waive such conditions. Please confirm to us and disclose in the joint proxy statement/prospectus that Southern Union will recirculate and resolicit if any such condition is waived and the change in tax consequences is material.

Response: We acknowledge the Staff’s comment. We confirm that Southern Union will recirculate and resolicit if any such condition is waived and the change in tax consequences is material. We have revised the Registration Statement accordingly. Please see page 127.

6.	Please revise the third paragraph to state that the discussion in the referenced subsection constitutes the opinion of the respective firms, instead of stating that the discussion is accurate in all material respects in a firm’s opinion.

Response: We have revised the Registration Statement in response to the Staff’s comment. See page 124.

U.S. Federal Income Tax Consequences of the Merger, page 123

7.	Please tell us whether you believe the matters enumerated in parts (i) through (iv) in the first paragraph are material tax consequences of the transaction. If any matter is a material tax consequence, then please disclose, in the joint proxy statement/prospectus, why counsel cannot render an opinion on such matter, the possible outcomes of such matter and the risks to investors with respect to such matter.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see, as to the matters in parts (i) through (iv) in the referenced paragraph, respectively: (i) page 126; (ii) page 124; (iii) pages 124 and 126; and (iv) page 124.

8.	We note that counsel is not rendering an opinion on the possible application of rules relating to constructive sales. However, the statement in the last sentence of the carryover paragraph on page 125 could be construed as counsel’s opinion. If counsel does not intend to render an opinion on such issue, then please revise so the disclosure does not imply that one outcome is more likely to occur than another with respect to whether a stockholder of Southern Union has effected a constructive sale.

Response: We have revised the Registration Statement in response to the Staff’s comment. See page 126.

October 11, 2011

9.	Please clarify how the results could be “materially more adverse,” as stated in the first paragraph, third sentence on page 126.

Response: We have revised the Registration Statement in response to the Staff’s comment. See page 127.

10.	The qualification of the merger under Section 721(a) of the Internal Revenue Code is a material tax consequence that counsel must opine on in connection with the registration statement. Accordingly, please revise to include such qualification as part of counsel’s opinion and remove the statements that counsel “will render an opinion” and that counsel “assumes” that the merger qualifies under such section.

Response: We have revised the Registration Statement in response to the Staff’s comment. See page 126.

11.	We note the instances described below in which counsel’s opinion is subject to a degree of uncertainty because counsel uses the word “should” instead of “will” when providing its opinion. In the joint proxy statement/prospectus, please explain why counsel cannot provide an opinion with certainty subject to the assumptions and qualifications contained in the opinion, describe the degree of uncertainty and provide a risk factor setting forth the risks to investors associated with such uncertainty, including without limitation the impact on investors if the Internal Revenue Service or a court takes a contrary position to the position taken by counsel in its opinion.

•	The qualification of the merger under Section 721(a) of the Internal Revenue Code.

•	Southern Union stockholders will not recognize gain or loss upon the exchange of such stockholders’ Southern Union common stock for your common units pursuant to the merger.

Response: We have revised the Registration Statement in response to the Staff’s comment. See pages 32, 33 and 126.

Certain U.S. Federal Income Tax Consequences of Receiving ETE Common Units in the Merger, page 127

Treatment of ETE as an Investment Company, page 127

12.	Counsel must opine on, as of the effective date of the registration statement, your treatment as an investment company. Accordingly, please revise the second and third sentences of the third paragraph to clearly indicate that the discussion in the subsection represents counsel’s opinion, and not your belief, regarding your treatment as an investment company as of the effective date of the registration statement. Additionally, because such discussion represents counsel’s opinion, counsel may not make an assumption on such matter. Accordingly, please revise the fourth paragraph.

Response: We have revised the Registration Statement in response to the Staff’s comment. See page 129.

October 11, 2011

13.	We note that counsel’s opinion regarding your treatment as an investment company is subject to a degree of uncertainty because counsel uses the word “should” instead of “will” when providing its opinion. In the joint proxy statement/prospectus, please explain why counsel cannot provide an opinion with certainty subject to the assumptions and qualifications contained in the opinion, describe the degree of uncertainty and provide a risk factor setting forth the risks to investors associated with such uncertainty, including without limitation the impact on investors if the Internal Revenue Service or a court takes a contrary position to the position taken by counsel in its opinion.

Response: We have revised the Registration Statement in response to the Staff’s comment. See pages 32, 33 and 129.

14.	Please disclose the “facts” and “assumptions” that counsel’s opinion is based on. If such “facts” and “assumptions” are contained in the letter filed as Exhibit 8.2 to the registration statement or elsewhere in the registration statement, then please include a statement to such effect.

Response: We have revised the Registration Statement in response to the Staff’s comment. See page 128 and 129.

U.S. Federal Income Taxation of ETE and its Unitholders, page 130

15.	Please disclose the “various assumptions and representations as to factual matters” that counsel’s opinion is based on. If you elect to include such assumptions and representations in the letter filed as Exhibit 8.1 to the registration statement or elsewhere in the registration statement, then please include a statement to such effect.

Response: We have revised the Registration Statement in response to the Staff’s comment. See pages 133 and 134.

Exhibits 5.1

16.	Please clarify in the second paragraph that the reference to the Delaware Revised Uniform Limited Partnership Act includes all applicable Delaware statutory provisions and reported judicial decisions interpreting these laws.

Response: Latham & Watkins LLP (“Latham”) has revised its opinion in accordance with the Staff’s comment and has filed such opinion as Exhibit 5.1 to Amendment No. 3.

17.	We note the statement in the third paragraph that the opinion speaks “as of the date hereof.” The opinion must speak as of the effective date of the registration statement. Accordingly, please revise the aforementioned date qualification or re-file an executed opinion on the day the registration statement is declared effective, dated as of such date.

Response: Latham confirms that it will re-file an executed opinion on the day the registration statement is declared effective, dated as of such date.

October 11, 2011

Exhibit 8.1

18.	Please disclose the “various facts and assumptions,” as stated in the second paragraph, that counsel’s opinion is based on.

Response: We acknowledge the Staff’s comment and refer them to the revised portions of pages 124 and 126 of the Registration Statement.

19.	Please revise the penultimate paragraph to remove the implication that investors may not rely on counsel’s opinion in connection with their evaluation of the transaction contemplated by joint proxy statement/prospectus. Such implication arises from the phrase “this opinion may not be.quoted or relied upon by any other person, firm or other entity, for any purpose, without our prior written consent.” The phrase “except that this opinion letter may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law” is insufficient for the purpose of clearly conveying to investors that they may rely on counsel’s opinion.

Response: We acknowledge the Staff’s comment and have revised Exhibit 8.1 accordingly.

20.	Please revise the last paragraph to include counsel’s consent to the discussion of its opinion in the prospectus and to the reliance on its opinion by Roberts & Holland LLP.

Response: We acknowledge the Staff’s comment and have revised Exhibit 8.1 accordingly.

Exhibit 8.2

21.	Please revise the penultimate paragraph to remove the implication that investors may not rely on counsel’s opinion in connection with their evaluation of the transaction contemplated by joint proxy statement/prospectus. Such implication arises from the phrases “solely for your use” and “this opinion letter may not be.quoted or relied upon by any other person, firm or other entity, for any purpose, without our prior written consent.” The phrase “except that this opinion letter may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law” is insufficient for the purpose of clearly conveying to investors that they may rely on counsel’s opinion.

Response: We acknowledge the Staff’s comment and have revised Exhibit 8.2 accordingly.

22.	Please revise the last paragraph to include counsel’s consent to the discussion of its opinion in the prospectus and to the reliance on its opinion by Roberts & Holland LLP.

Response: We acknowledge the Staff’s comment and have revised Exhibit 8.2 accordingly.

23.	While counsel may state that it does not admit that it is an expert under Securities Act Section 7, counsel may not limit its liability under the Securities Act generally.

Response: We acknowledge the Staff’s comment and have revised Exhibit 8.2 accordingly.

Exhibit 8.3

24.	Please revise the fourth paragraph to state that the discussion in “—U.S. Federal Income Tax

October 11, 2011

Consequences of the Merger” constitutes the opinion of Roberts & Holland LLP, instead of stating that the discussion is accurate in all material respects in such firm’s opinion.

Response: We acknowledge the Staff’s comment and have revised Exhibit 8.3 accordingly.

25.	We note the statements in the penultimate paragraph that the opinion is limited to “the date hereof” and counsel’s conclusions are based on the Code as in effect on “the date hereof.” The opinion must speak as of the effective date of the registration statement. Accordingly, please revise the aforementioned date qualification or re-file an executed opinion on the day the registration statement is declared effective, dated as of such date.

Response: We acknowledge the Staff’s comment and have confirmed that Roberts & Holland LLP intends to re-file an executed opinion on the day the registration statement is declared effective.

26.	Please revise the last paragraph to remove the implication that investors may not rely on counsel’s opinion in connection with their evaluation of the transaction contemplated by joint proxy statement/prospectus. Such implication arises from the phrases “solely for your benefit” and “this opinion may not otherwise be used or relied upon by any other person other than you or referred to without our prior written consent.”

Response: We acknowledge the Staff’s comment and have revised Exhibit 8.3 accordingly.

27.	Please revise the last paragraph to include counsel’s consent to the filing of its opinion as an exhibit to the registration statement and to the discussion of its opinion in the prospectus.

Response: We acknowledge the Staff’s comment and have revised Exhibit 8.3 accordingly.

Exhibit 99.4

28.	Please revise the cover page of the Election Form and Letter of Transmittal to advise Southern Union’s stockholders that you will provide upon request copies of any documents incorporated by reference in the joint proxy statement/prospectus, including any documents you and Southern Union have filed under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act since the date of the joint proxy statement/prospectus. Please also add a cross-reference to the section of the joint proxy statement/prospectus that informs readers how they can request a copy of any such documents. Lastly, please specify the date by which such documents must be requested in order to receive timely delivery in advance of the election deadline.

Response: We acknowledge the Staff’s comment and have revised Exhibit 99.4 accordingly.

October 11, 2011

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ John W. McReynolds John W. McReynolds
President and Chief Financial Officer – ETE
(214) 981-0724

Cc:	John Meinders, Grant Thornton LLP

Eric Herschmann, Southern Union Company

William N. Finnegan IV, Latham & Watkins LLP

Sean T. Wheeler, Latham & Watkins LLP

Don M. Glendenning, Locke Lord LLP